SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW EINDHOVEN BASE (NO 52)

31 ROUTES (4 NEW ROUTES) & 1.7M PAX P.A. AT
RYANAIR'S 2ND DUTCH BASE

Ryanair, Europe's only ultra-low cost airline, today (11 Dec) announced it would open its 52nd base (2nd Dutch base) at Eindhoven in April 2013 with one based aircraft as it invests over $70 million at Eindhoven Airport.

Ryanair will grow at Eindhoven as follows:

• 1 based aircraft
• 31 routes
• 4 new routes to/from Agadir, Bordeaux, Chania and Fez
• Warsaw Modlin extended for summer season
• Increased frequencies to/from Alicante, Faro, Ibiza, Malaga, Marrakech and Pisa
• 238 weekly flights (up 8%)
• 1.7m pax p.a (up 7%)
• 1,700* jobs at Eindhoven Airport

Ryanair celebrated its new Eindhoven base by launching a 100,000 seat sale with fares starting from £14 for travel across its European network in January which are available for booking until midnight (24:00hrs) Thur (13 Dec). Ryanair's 4 new Eindhoven routes will begin in April and will go on sale on www.ryanair.com tomorrow.

Speaking in Eindhoven today, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Eindhoven as our 52nd base and unveil 4 new routes (31 in total) to/from Agadir, Bordeaux, Chania and Fez beginning in April, and the extension of our Warsaw Modlin route, which started in October, as part of our summer schedule, which go on sale on www.ryanair.comtomorrow.

In its route selection, Ryanair has delivered further important 'Brainport' business destinations for the province of North Brabant and the stakeholders of Eindhoven Airport.

Dutch consumers/visitors can now escape KLM's high fares and fuel surcharging by switching to Ryanair's lowest fares and our no fuel surcharge guarantee from Eindhoven to 31 exciting European destinations, including London, Milan and Rome, amongst others.  Ryanair's 1.7m passengers p.a. will sustain up to 1,700 "on site" jobs in Eindhoven.

To celebrate our new Eindhoven base, we are launching a 100,000 seat sale with fares starting from £14 for travel across Europe in January, which are available for booking until midnight Thursday (13 Dec). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:                    Stephen McNamara                  Joe Carmody
                                               Ryanair Ltd                               Edelman Ireland
                                               Tel: +353-1-8121212              Tel: +353-1-6788 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary